VF 3-5-03

*** AH 3/3/03

U 03011206
SECURITIES ... N
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED FEB 2 8 2003 WASH. D.C. 207 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44218

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2002** (MM/DD/YY) AND ENDING **December 31, 2002** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ITG Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

380 Madison Avenue
(No. and Street)

New York (City) **New York** (State) **10017** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelo Bulone **(212) 444-6269**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

757 Third Avenue (Address) **New York** (City) **New York** (State) **10017** (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

ITG INC. AND SUBSIDIARIES

(A wholly owned subsidiary of Investment Technology Group, Inc.)

Table of Contents

This report contains (check all applicable boxes):

AFFIRMATION

I, Angelo Bulone, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to ITG Inc. and Subsidiaries for the year ended December 31, 2002 are true and correct. I further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Vice President and Controller
Title

Notary Public

Notary Public, State of New York

KPMG

ITG INC. AND SUBSIDIARIES

(A wholly owned subsidiary of Investment Technology Group, Inc.)

Consolidated Statement of Financial Condition
December 31, 2002

(With Independent Auditors' Report Thereon)

KPMG

345 Park Avenue
New York, NY 10154

SEC MAIL PROCESSING
RECEIVED
FEB 28 2003
WASH. D.C. 207 SECTION

INDEPENDENT AUDITORS' REPORT

Board of Directors
ITG Inc. and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of ITG Inc. and Subsidiaries as of December 31, 2002, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of ITG Inc. and Subsidiaries at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 23, 2003

KPMG LLP KPMG LLP a U.S. limited liability partnership, is

ITG INC. AND SUBSIDIARIES

(A wholly owned subsidiary of Investment Technology Group, Inc.)

Consolidated Statement of Financial Condition

December 31, 2002

(In thousands, except share amounts)

Assets

Cash and cash equivalents	$	105,229
Securities owned, at fair value		69,253
Receivables from brokers, dealers and other, net		10,601
Due from Parent and affiliates		208,595
Investments in limited partnerships		26,104
Premises and equipment		315
Capitalized software		6,183
Deferred taxes		6,869
Other assets		1,748
Total assets	$	434,897

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	32,354
Payables to brokers, dealers and other		6,427
Software royalties payable		3,126
Securities sold, not yet purchased, at fair value		14
Due to affiliates		8,116
Income taxes payable		5,160
Total liabilities		55,197
Commitments and contingencies		
Stockholder's equity:		
Common stock, par value $0.01; shares authorized, issued and outstanding: 10,000		—
Additional paid-in capital		107,185
Retained earnings		272,515
Total stockholder's equity		379,700
Total liabilities and stockholder's equity	$	434,897

See accompanying notes to Consolidated Statement of Financial Condition.

ITG INC. AND SUBSIDIARIES

(A wholly owned subsidiary of Investment Technology Group, Inc.)

Notes to Consolidated Statement of Financial Condition

(Dollars in thousands, unless otherwise stated)

(1) Organization and Basis of Presentation

The Consolidated Statement of Financial Condition of ITG Inc. and Subsidiaries (the "Company") include the accounts of ITG Inc., a U.S. broker-dealer in equity securities registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"), and its wholly-owned subsidiaries, ITG Capital Inc. ("ITG Capital"), ITG Software, Inc. ("ITG Software"), and Inference Group LLC prior to its disposition on November 1, 2002 (see Note 10 – Related Party Transactions) (collectively, the "Subsidiaries"). ITG Capital is a limited partner of Inference Arbitrage I Ltd., a third party fund. ITG Software is an intangible property management company which holds the rights to ITG's proprietary software, intellectual property and other assets, including its interest in POSIT, a joint venture. The Company is a wholly-owned subsidiary of Investment Technology Group, Inc. ("Parent"). The Consolidated Statement of Financial Condition and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America. All material intercompany balances and transactions have been eliminated in consolidation. The Consolidated Statement of Financial Condition reflects all adjustments, which are in the opinion of management, necessary for the fair presentation of results.

The Company is a financial technology firm that provides electronic equity analysis and trade execution tools. The Company provides services that help clients optimize their portfolio construction and trading strategies, access liquidity in multiple markets and achieve low-cost trade execution. The Company's clients are major institutional investors and broker-dealers. The Company's products include: POSIT, an electronic equity matching system; QuantEX, a Unix-based decision-support, trade management and order routing system; ITG Platform, a PC-based order routing and trade management system; ITG ACE and TCA, a set of pre- and post-trade tools for systematically estimating and measuring transaction costs; SmartServers, which offer server-based implementation of trading strategies; ITG/OPT, a computer-based equity portfolio selection system; ITG WebAccess, a browser-based order routing tool; and ITG PRIME, a web-based portfolio risk analysis and management platform. In addition, the Company provides research, development, sales and consulting services to clients.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Consolidated Statement of Financial Condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are part of the cash management activities of the Company.

(Dollars in thousands, unless otherwise stated)

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents, securities owned, investments in limited partnerships and certain receivables, are carried at estimated fair value or contracted amounts which approximate fair value due to the short period to maturity and repricing characteristics. Similarly, liabilities are carried at amounts approximating fair value.

Securities Transactions

Receivables from brokers, dealers and other, net consist of commissions receivable and amounts receivable for securities transactions that have not yet reached their contractual settlement date, net of an allowance for doubtful accounts. The allowance for doubtful accounts is determined based upon management's estimate of the collectibility of such receivables. Transactions in securities are recorded on a trade-date basis. The Company clears all securities transactions through other broker-dealers on a fully disclosed basis.

Securities owned, at fair value as of December 31, 2002 consist primarily of highly liquid, variable rate auction rate preferred stock, variable rate state and municipal government obligations, common stock and warrants, and mutual fund investments. Securities sold, not yet purchased, at fair value consisted of common stock. Securities owned and securities sold, not yet purchased are valued at quoted market prices.

Investments in limited partnerships consisted of investments in hedge funds investing in marketable securities and a venture capital fund. These investments in limited partnerships do not have readily available price quotations. These investments are accounted for under the equity method, which approximates fair value, or at the fair value as estimated by management of the Company. In determining the estimated fair value, the Company considered all appropriate factors relevant to such investments and consistently applies the procedures for arriving at estimated fair value. However, because of the assumptions inherent to estimate fair value, actual fair value could differ from the estimated fair values as determined by management.

Soft Dollar Transactions

The Company's soft dollar transactions permit institutional customers to allocate a portion of their gross commissions to pay for research products provided by third parties pursuant to the safe harbor provisions of Section 28(e) of the Securities Exchange Act of 1934. As of December 31, 2002, prepaid soft dollar research and accrued soft dollar research payables amounted to $52 and $9,710 and are included in other assets and accounts payable and accrued expenses in the Consolidated Statement of Financial Condition, respectively.

Capitalized Software

Pursuant to the provisions of SFAS No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed*, the Company capitalizes software development costs where technological feasibility of a product has been established. Technological feasibility is established when the Company has completed all planning, designing, coding and testing activities that are necessary to establish that the product can be produced to meet design specifications.

Costs that are capitalized relate to new customer products or significant innovations to an existing customer product. The capitalization process continues until the product is released to customers, at which point amortization begins. The Company is amortizing capitalized software costs using the straight-line method over the estimated economic useful life of the related product, the life of which is 24 months or less.

(Dollars in thousands, unless otherwise stated)

Income Taxes

The Company is included in the consolidated Federal, state and local income tax returns of the Parent. The Company is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis. The Parent also contributes capital to the Company as a result of tax benefits derived from the exercise of the Parent's stock options by the Company's employees. For the year ended December 31, 2002, the Parent contributed $5,535 related to these tax benefits, which has been reflected as an increase to additional paid-in capital.

Income taxes are accounted for on the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against deferred tax assets if it is more likely than not that such assets will not be realized.

Premises and Equipment

The Parent carries all fixed assets, leasehold improvements and related accumulated depreciation and amortization of ITG Inc. on its Consolidated Statement of Financial Condition. Depreciation is provided on a straight-line basis over the estimated useful lives of the fixed assets, which are generally three to five years. Amortization is provided on a straight-line basis over the shorter of the respective lease term or the life of the leasehold improvement.

The Subsidiaries carry their own fixed assets, leasehold improvements and related accumulated depreciation and amortization on their respective Statements of Financial Condition. Depreciation is provided on a straight-line basis over the estimated useful lives of the fixed assets, which are generally three to five years. Amortization is provided on a straight-line basis over the shorter of the respective lease term or the life of the leasehold improvement. At December 31, 2002, accumulated depreciation relative to these fixed assets was $201.

(3) Restructuring Charges

In accordance with Emerging Issues Task Force Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)*, during November 2002, the Parent's Board of Directors approved a plan to align our infrastructure with expected levels of trading volume. Under the plan, the Company terminated 44 employees in December 2002, primarily in production services, sales and trading, product management, financial engineering and administration.

At December 31, 2002, $2,797 is accrued for severance which is based upon the Company's written severance policy. Based upon current severance dates and the accrued severance at December 31, 2002, the Company expects to pay these amounts in 2003.

(Dollars in thousands, unless otherwise stated)

(4) Securities Owned and Securities Sold, Not Yet Purchased

The following is a summary of securities owned and securities sold, not yet purchased, at fair value as of December 31, 2002:

	Securities Owned	Securities Sold, Not Yet Purchased
Auction rate preferred stock	$ 60,950	$ -
State and municipal government obligations	3,500	-
Common stock and warrants	624	(14)
Mutual fund investments	4,179	-
Total	$ 69,253	$ (14)

(5) Receivables from and Payables to Brokers, Dealers an Other, Net

The following is a summary of receivables from and payables to brokers, dealers and other, net as of December 31, 2002:

	Receivables from	Payables to
Customers, net	$ 7,516	$ (4,409)
Clearing broker and other, net	3,085	(2,018)
Total	$ 10,601	$ (6,427)

The allowance for doubtful accounts at December 31, 2002 was $152.

(6) Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31, 2002 consisted of the following:

Accounts payable and accrued expenses	$ 12,691
Accrued soft dollar liabilities	9,710
Deferred compensation	8,053
Accrued compensation	1,900
Total	$ 32,354

(Dollars in thousands, unless otherwise stated)

(7) Capitalized Software

The following is a summary of capitalized software costs as of December 31, 2002:

Capitalized software	$	7,810
Less: accumulated amortization		(1,627)
Total	$	6,183

Software costs totaling $4,461 were capitalized during the year ended December 31, 2002 primarily for the development of the new versions of QuantEx, ITG Platform, ITG Opt and TCA. In addition, capitalized software costs of $391 were not subject to amortization as of December 31, 2002, as the underlying products had reached technological feasibility, but were not yet available for release to customers.

(8) Income Taxes

The Company accounts for income taxes as if it were a separate entity. For the year ended December 31, 2002, the Company's operations were included in the consolidated Federal income tax return of the Parent.

Deferred income taxes are provided for temporary differences in reporting certain items, and give rise to a net deferred tax asset of $6,869 as of December 31, 2002. Temporary differences that give rise to significant portion of deferred tax assets and liabilities are as follows:

Deferred compensation	$	5,549
Depreciation and amortization		3,594
Software capitalization		(3,027)
Other		753
Total	$	6,869

Management believes that it is reasonable likely that the taxable income from carryback years, future reversals of existing taxable temporary differences and anticipated taxable income will be sufficient to realize the deferred tax benefit. As a result, at December 31, 2002 no valuation allowance has been recorded against the deferred tax asset.

(9) Employee Benefit Plans

At December 31, 2002, the Parent had a non-compensatory stock option plan for employees of the Company. Under the Amended and Restated 1994 Stock Option and Long-term Incentive Plan (the "1994 Plan"), non-compensatory options to purchase 9,728,235 shares of the Parent's common stock are reserved for issuance. The majority of the options will vest in one-third increments on the first, second, and third anniversaries of the date the options were priced. Shares of common stock, which are attributable to awards which have expired, terminated or been canceled or forfeited during any calendar year, are generally available for issuance or use in connection with future awards during such calendar year. Options that have been granted under the 1994 Plan are exercisable on dates through January 2010. The 1994 Plan will remain in effect until March 31, 2007, unless sooner terminated by the Board of Directors of the Parent. After this date, no further stock options shall be granted, but previously granted stock shall remain outstanding in accordance with their applicable terms and conditions, as stated in the 1994 Plan.

(Dollars in thousands, unless otherwise stated)

Effective January 1, 1999, all employees employed as of that date were immediately eligible to participate in the Parent's retirement savings and money purchase pension plans (the "Plans"). These Plans include all eligible compensation (base salary, bonus, commissions, options and overtime) up to the Internal Revenue Service annual maximum, or $200 for the year ended December 31, 2002. The Plans' features include a guaranteed Company contribution of 3% of eligible pay to be made to all eligible employees regardless of participation in the Plans, a discretionary Company contribution based on the Parent's total consolidated profits between 0% and 8% of eligible compensation regardless of participation in the Plans, and a Company matching contribution of 66⅔% of voluntary employee contributions up to a maximum of 6% of eligible compensation per year.

Effective January 1, 1998, selected members of senior management and key employees participated in the Stock Unit Award Program ("SUA"), a mandatory tax-deferred compensation program established under the Amended and Restated 1994 Stock Option and Long-term Incentive Plan. Under the SUA, selected participants of the Company are required to defer receipt of (and thus defer taxation on) a graduated portion of their total cash compensation for units representing the Parent's common stock equal in value to 115% of the compensation deferred. Each participant is automatically granted units 15 days following the end of each calendar quarter based on participant's actual or assigned compensation reduction. The units are at all times fully vested and non-forfeitable. The units are to be settled on or after the third anniversary of the date of grant. During the year ended December 31, 2002, 115,477 units were granted to the Company's employees in the SUA, and 99,230 shares of the Parent's common stock were issued in connection with the SUA.

In November 1997, the Board of Directors of the Parent approved the ITG Employee Stock Purchase Plan ("ESPP"). The ESPP became effective February 1, 1998 and allows all full-time employees to purchase the Parent's Common Stock at a 15% discount through automatic payroll deductions. The ESPP is qualified as an employee stock purchase plan under Section 423 of the Internal Revenue Code.

(10) Related Party Transactions

The Company has entered into a services agreement with its affiliate, Investment Technology Group Limited ("ITGL"), under which the Company and ITGL provide introductory brokerage and related services to each other.

The Company has entered into royalty arrangements pursuant to software license agreements with its affiliates, ITG Australia Limited and Investment Technology Group Technologies Limited, in which the affiliates utilize proprietary software technology.

The Company provides certain securities trading services, administrative services, and the use of certain office space to a subsidiary of the Parent, AlterNet Securities, Inc. ("AlterNet") pursuant to a services agreement. The Company has also entered into a royalty arrangement pursuant to an intangible property license agreement with AlterNet, in which AlterNet utilizes proprietary software technology.

Pursuant to a services agreement between the Company and an affiliate, ITG Software Solutions, Inc. ("Software Solutions"), Software Solutions provides software development services, other technology-related products and manages intellectual property on behalf of the Company.

Pursuant to a Management and Administrative Services Agreement between the Company, the Parent and Software Solutions, the Company provides management and administrative personnel services to assist Software Solutions in the conduct of its business.

(Dollars in thousands, unless otherwise stated)

The Company has entered into a cost sharing arrangement with its affiliates, ITG Australia Holdings Pty. Ltd. and Investment Technology Group International Ltd. ("ITG International") under which the cost to develop certain ITG technological intangibles is shared.

The Parent has entered into lease agreements with third parties related to the office space used to conduct the business of the Company and its affiliates. The lease commitments related to the Company expire at various dates through 2013 and amount to $39,405.

The Company has entered into agreements in which it has loaned its affiliates ITG International and ITG Global Trading Incorporated ("ITG Global Trading"), $400 and $5,000, respectively. This ITG International loan bears interest at the applicable federal rate (AFR) at the time the loan was made and matures on June 27, 2004. The ITG Global Trading loan bears interest at LIBOR plus 0.75%, and has no stated maturity date. The Company provided various brokerage and related services to an affiliate, Hoenig & Co., Inc. ("Hoenig"). Hoenig was acquired by the Parent as part of a larger acquisition on September 3, 2002.

In the normal course of business, the Company disburses cash for purchases made by the Parent and subsidiaries of the Parent. This activity is reflected in due from parent and affiliates in the accompanying Consolidated Statement of Financial Condition.

On October 31, 2002, the Company's interest in Inference Group LLC was transferred to its Parent via a dividend valued at $211.

(11) Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company is involved in the execution of various institutional customer securities transactions. Securities transactions are subject to the credit risk of counter party or customer nonperformance. However, transactions are collateralized by the underlying securities, thereby reducing the associated risk to changes in the market value of the securities through settlement date. Therefore, the settlement of these transactions is not expected to have a material effect upon the Company's Consolidated Statement of Financial Condition. It is also the Company's policy to review, as necessary, the credit worthiness of each counter party and customer.

(12) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2002, the Company had net capital of approximately $86,257, which was approximately $86,007 in excess of required net capital of $250.

345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
ITG Inc. and Subsidiaries:

In planning and performing our audit of the consolidated statement of financial condition and supplemental schedules of ITG Inc. and Subsidiaries (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated statement of financial condition and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of differences required by rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG LLP. KPMG LLP a U.S. limited liability partnership, is

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the consolidated statement of financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD Regulation, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 23, 2003